Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-256322

October 4, 2021

AMTD Digital Inc.

AMTD Digital Inc., or the Company, has filed a registration statement on Form F-1, including a prospectus, with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details of this offering. You may obtain these documents and other documents that the Company has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter, or any dealer participating in this offering will arrange to send you the prospectus if you request it by contacting AMTD Global Markets Limited, at 23/F Nexxus Building, 41 Connaught Road Central, Hong Kong, Attention: ECM Department, by calling +852 3163-3288, or via email: ibd.project.genesis3@amtdglobalmarkets.com, Loop Capital Markets LLC, at 111 West Jackson Boulevard, Suite 1901, Chicago, IL 60604, U.S.A., Attention: ECM Department, by calling +1 (312) 913-4900, or via email: LoopECM@loopcapital.com, Maxim Group LLC, at 300 Park Avenue, 16th Floor, New York, NY 10022, U.S.A., Attention: Clifford A. Teller, by calling +1 (212) 895-3745, or via email: ecitarrella@maximgrp.com, or Livermore Holdings Limited, at Unit 1214A, 12/F, Tower II Cheung Sha Wan Plaza, 833 Cheung Sha Wan Road, Kowloon, Hong Kong, Attention: ECM Department, by calling +852 3704-9511, or via email: project@livermore.com.hk. You may also access the Company’s most recent prospectus dated October 4, 2021, which was included in Amendment No. 7 to the Company’s registration statement on Form F-1, as filed with the SEC via EDGAR on October 4, 2021, or Amendment No.  7, by visiting EDGAR on the SEC website at: https://www.sec.gov/Archives/edgar/data/1809691/000119312521290810/d943653df1a.htm.

This free writing prospectus reflects the following amendments that were made in Amendment No. 7. All references to page numbers are to page numbers in Amendment No. 7.

(1) Insert a new paragraph to be the seventh paragraph on the front cover of the prospectus and to read as follows:

AMTD Digital Inc. is not an operating company but a Cayman Islands holding company with operations primarily conducted by its subsidiaries. Investors in our ADSs thus are purchasing equity interest in a Cayman Islands holding company. As used in this prospectus, “we,” “us,” “our company,” or “our” refers to AMTD Digital Inc. and its subsidiaries.

(2) Amend the last bulleted paragraph on page 8 under the heading of “Risks Relating to Our Business and Industry” to read as follows:

•

We may be subject to a variety of laws and other obligations, including those regarding cybersecurity, data protection, and anti-monopoly concerns, such as the Measures for Cybersecurity Censorship (Revised Draft for Comments) issued by the

Cybersecurity Administration of China on July 10, 2021. As we do not currently have any material operation or subsidiary in Mainland China, we believe we are not required to obtain any permission from PRC authorities to operate and issue our ADSs to foreign investors as of the date of this prospectus, including permissions requirements from the CSRC or CAC. However, if these laws and other obligations apply to us, or if we expand our business operations into Mainland China leveraging our fusion-in program, through AMTD SpiderNet ecosystem or in some other ways such that we become subject to them to a greater extent, our ability to conduct our business, invest into Mainland China as foreign investments or accept foreign investments, or list on a U.S. or other overseas exchange may be restricted. Failure to comply with any of them may result in proceedings against us by government authorities or others and harm our public image and reputation, which could materially and adversely affect our business, financial condition, and results of operations. See “Risk Factors—Risks Relating to Our Business and Industry—We may be subject to a variety of laws and other obligations, including those regarding cybersecurity and data protection, and failure to comply with any of them may result in proceedings against us by government authorities or others and harm our public image and reputation, which could materially and adversely affect our business, financial condition, and results of operations.”

(3) Insert new disclosures with the heading of “Cash Transfers and Dividend Distribution” at the end of page 17 to read as follows:

Cash Transfers and Dividend Distribution

We conduct the majority of our operations in Hong Kong and maintain our bank accounts and balances primarily in licensed banks in Hong Kong and Singapore. If needed, cash can be transferred between our holding company and subsidiaries through intercompany fund advances, and there are currently no restrictions of transferring funds between our Cayman Islands holding company and subsidiaries in Hong Kong and Singapore. No transfer of cash or other types of assets has been made between our Cayman Islands holding company and subsidiaries as of the date of this prospectus.

Our Cayman Islands holding company has not declared or paid dividends in the past given the early development stage of our businesses, nor any dividends or distributions were made by a subsidiary to the Cayman Islands holding company. We intend to have our holding company distribute dividends in the future, but we do not have a fixed dividend policy. Although we intend to distribute dividends in the future, the amount, timing, and whether or not we actually distribute dividends at all is at the discretion of our board of directors. Our board of directors has complete discretion on whether to distribute dividends, subject to applicable laws. Even if our board of directors decides to pay dividends, the form, frequency, and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions, and other factors that the board of directors may deem relevant.

Our Cayman Islands holding company has not declared or made any dividend or other distribution to its shareholders, including U.S. investors, in the past. U.S. investors will not be subject to Cayman Islands, Hong Kong, or Singapore taxation on dividend distributions, and no withholding will be required on the payment of dividends or distributions to them while they may be subject to U.S. federal income tax. See “Taxation—United States Federal Income Tax Considerations—Dividends.”

One of our subsidiaries, AMTD Risk Solutions Group Limited, a licensed insurance intermediary under the Insurance Ordinance (Cap. 41) of Hong Kong, is subject to minimum paid-up capital requirements under relevant rules. BaoXianBaoBao Pte. Ltd., a wholly-owned subsidairy of PolicyPal Pte. Ltd. for which we hold a 51% equity interest, is a registered insurance broker and an exempt financial adviser in Singapore and is subject to a paid-up share capital requirement of an amount of not less than SGD$300,000 under relevant rules. In considering any distribution of the earnings to their respective holding companies, we must consider their respective financial conditions before making a decision. There are no other significant restrictions and limitations on our ability to distribute earnings from our businesses, including our subsidiaries, to the parent company and U.S. investors or our ability to settle amounts owed. There are no significant restrictions on foreign exchange or our ability to transfer cash between entities within our group, across borders, or to U.S. investors.